U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F. Street NE
Washington, D.C. 20549

Re:	Victory Renewable Fuels, LLC
Registration Statement on Form SB-2
File No. 333-134257
Dear Sir/Madam:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the “Act”), Victory Renewable Fuels, LLC (the “Company”) hereby respectfully requests that the registration statement on Form SB-2, including all amendments and exhibits thereto (File No. 333-134732), as originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on May 18, 2006, and made effective on December 22, 2006, be withdrawn immediately.
     The Company requests withdrawal of the Registration Statement because of unfavorable market conditions resulting in the Company’s inability to complete the minimum requirements in the Registration Statement.
     The Company confirms that no securities have been sold pursuant to the Registration Statement.
     The Company believes that the withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors.
     The Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. Please fax a copy of the written order to the attention of Miranda Hughes of BrownWinick at (515) 323-8577.
     Should you have questions regarding this matter, please contact Miranda Hughes at (515) 242-2477.
     Thank you for your assistance.
Very truly yours,
/s/ Allen L. Blauwet
Allen L. Blauwet
Chairman, President and Director